Filed by Northfield Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Northfield Bancorp, Inc.
File No. 001-33732
Company Contact:
Steven M. Klein
Chief Operating and Financial Officer
Tel: (732) 499-7200 ext. 2510

NORTHFIELD BANCORP, INC.
ANNOUNCES STOCK OFFERING RESULTS,
EXPECTED CLOSING DATE AND RELEASE OF EARNINGS

Woodbridge, New Jersey, January 22, 2013 — Northfield Bancorp, Inc., a federal corporation (the “Company”) (NasdaqGS: NFBK-News), announced today the results of the stock offering conducted by Northfield Bancorp, Inc., a Delaware corporation (“New Northfield”), in connection with the Company’s proposed conversion from the mutual holding company to the stock holding company form of organization.  The closing of the conversion and offering, which is expected to occur on January 24, 2013, remains subject to approval by the Company’s shareholders at a meeting scheduled for January 24, 2013, as well as customary closing conditions.

New Northfield also intends to release the Company’s earnings for the quarter and year ended December 31, 2012 following the close of business on January 24, 2013.

A total of 35,558,927 shares of common stock are expected to be sold in the subscription and community offerings at a price of $10.00 per share, including 1,422,357 shares of common stock to be purchased by the Northfield Bank Employee Stock Ownership Plan.  All valid orders received in the subscription and community offerings are expected to be filled in full.  As part of the conversion, each existing share of Company common stock held by public shareholders will be converted into the right to receive 1.4029 shares of New Northfield common stock.  The exchange ratio ensures that, after the conversion and offering, the current public shareholders of the Company will maintain approximately the same ownership interest in New Northfield as they owned in the Company.  Cash will be issued in lieu of fractional shares based on the offering price of $10.00 per share.  Approximately 58,202,780 shares of New Northfield common stock will be outstanding after the completion of the offering and the exchange, before taking into account adjustments for fractional shares.

New Northfield’s common stock is expected to trade on the Nasdaq Global Select Market under the trading symbol “NFBK” beginning on January 25, 2013.

Stock certificates for shares purchased in the subscription and community offerings are expected to be mailed to purchasers on or about January 25, 2013.  Existing Company shareholders holding shares in street name or in book-entry form will receive shares of New Northfield common stock within their accounts.  Shareholders holding shares in certificated form will be mailed a letter of transmittal on or about January 25, 2013.  Shareholders will receive a New Northfield stock certificate and cash in lieu of fractional shares after returning their Company stock certificates and a properly completed letter of transmittal to New Northfield’s transfer agent.

This press release contains certain forward-looking statements about the conversion and offering.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and reorganization, changes in general economic conditions or conditions within the securities markets and legislative and regulatory changes that could adversely affect our business.

The Company has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission.  Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information.  Investors are able to obtain all documents filed with the Securities and Exchange Commission by the Company and New Northfield free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by the Company and New Northfield are available free of charge from the Corporate Secretary of the Company at 581 Main Street, Suite 810, Woodbridge, New Jersey 07095, Attention: Corporate Secretary.

The directors, executive officers, and certain other members of management and employees of the Company are participants in the solicitation of proxies in favor of the conversion from the shareholders of the Company  Information about the directors and executive officers of the Company is included in the proxy statement/prospectus filed with the Securities and Exchange Commission.

This press release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer is made only by the prospectus when accompanied by a stock order form.  The shares of common stock of New Northfield are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.